INSURANCE BINDER   58429

FRANK CRYSTAL & COMPANY

FINANCIAL SQUARE • 32 OLD SLIP • NEW YORK, NY 10005

(212) 344-2444 • (800) 221-5830

TELEX: 222792 • CABLE: CRYSTINSCOS

TELECOPIER: (212) 425-7017

Insured's Mailing Address	BlackRock Closed End Funds 40 East 52ⁿᵈ Street New York, NY 10022

Date Typed	9/26/06
By:	JB8
A/E:	RDB
Insured's No.	
Telephone Confirmation	☐

Company or Agency	St Paul Fire and Marine Insurance Company c/o St Paul Travelers 485 Lexington Avenue New York, NY 10017

Date	
With Whom	

New Order ☐   Endorsement ☐   Renewal ☐   Rewrite ☐   Information Only ☒

Name (if different from mailing address)

Location(s) (if different from mailing address)

Inception or Effective Date	9/27/06
Expiration	9/29/06
Policy No.	490PB0791
Company	St Paul Fire & Marine Ins. Co.
Prepaid	☐
Installment	☐
Premium	$n/a

Type of Coverage - Excess RMIC Bond

Specifications -   It is hereby understood and agreed effective September 27, 2006, that the following is to be added to the policy as an Additional Named Insured:

1. BlackRock Real Asset Equity Trust (BCF)

Mortgagee ☐   Loss Payee ☐   Additional Insured ☐   Other ☐

Enclosure ☐

Remarks ☐

The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

For Frank Crystal & Co., Inc.
Refer to: Robert Duran

Name of Underwriter:
(Print or Type) Naureen Rasul
Signature   Original signature on file with Frank Crystal & Co., Inc.

Admitted ☒   Non-Admitted ☐

For (Insurance Company) St Paul Fire & Marine Insurance Company
Date Signed

INSURANCE BINDER   58430

FRANKCRYSTAL &COMPANY

FINANCIAL SQUARE • 32 OLD SLIP • NEW YORK, NY 10005

(212) 344-2444 • (800) 221-5830

TELEX: 222792 • CABLE: CRYSTINSCOS

TELECOPIER: (212) 425-7017

Insured's Mailing Address	BlackRock Closed End Funds 40 East 52nd Street New York, NY 10022	Date Typed 9/26/06 By: JB8 A/E: RDN Insured's No. Telephone Confirmation ☐
Company or Agency	Vigilant Insurance Company c/o Chubb 55 Water Street New York, NY 10041	Date With Whom

New Order ☐ Endorsement ☐ Renewal ☐ Rewrite ☐ Information Only ☒	Inception or Effective Date 9/27/06
Name (if different from mailing address)	Expiration 9/29/06 Policy No. 81448382 Company Vigilant Insurance Company
Location(s) (if different from mailing address)	Prepaid ☐ Installment ☐ Premium $n/a

Type of Coverage - RMIC Bond

Specifications - It is hereby understood and agreed effective September 27, 2006, that the following is to be added to the policy as an Additional Named Insured:

1. BlackRock Real Asset Equity Trust (BCF)

Mortgagee ☐   Loss Payee ☐   Additional Insured ☐   Other ☐

Enclosure ☐	The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.
Remarks ☐	
For Frank Crystal & Co., Inc. Refer to: Robert Duran	Name of Underwriter: (Print or Type) Lisa Friscia Signature Original signature on file with Frank Crystal & Co., Inc.
Admitted ☒ Non-Admitted ☐	For (Insurance Company) Vigilant Insurance Company Date Signed

